Mail Stop 4561

April 11, 2006

Kevin Rich
Director and Chief Executive Officer
c/o DB Commodity Services LLC
DB Currency Index Value Master Fund
60 Wall Street
New York, NY 10005

	Re:	DB Currency Index Value Fund
		DB Currency Index Value Master Fund
		Registration Statement on Form S-1
      Filed March 16, 2006
		Registration No. 333-132484

Dear Mr. Rich

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the initial purchaser may have acquired shares. Please advise us when the initial purchaser committed to purchase the shares and when the closing for the purchase will occur. In addition, please advise us how this transaction and the resale of the shares comply with or are exempt from Section 5 of the Securities Act.

2. Please advise us whether an investor will be able to determine the
Fund`s holdings on any given business day.


3. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the Authorized Participants, the Distributor or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Cover Page
4. Please clarify that the excess in price per share, if any, at which the initial purchaser sells over the price it paid in the initial purchase of shares in a basket may be deemed underwriting compensation.

5. Please remove the reference to the name of the initial purchaser at the bottom of the page. The current presentation suggests that the initial purchaser is the lead or managing underwriter of the offering.

Summary

Investment Objectives, beginning on page 3
6. Please clarify your statement that the Fund will trade in a manner consistent with the excess return calculation of the index.
7. In the first column at the bottom of page 6, if material, please provide an estimate of the brokerage commissions you will incur given your 5% NAV margin limit as compared to the commissions paid if you were to hold futures positions equal to 100% of you NAV.

The Managing Owner, page 7
8. Please disclose the management fee in this subsection.

The Administrator, beginning on page 8
9. We refer to the processing fees paid to the Administrator by the
Authorized Participants. Please disclose whether these processing fees may be passed on to purchasers of your securities by investors from the Authorized Participants.


Fees and Expenses, page 12
10. Please disclose the nature of any extraordinary fees and expenses that you may pay.
11. We refer to the penultimate category in the table on page 12. To the extent that interest income does not satisfy the balance of management fees and expenses, please disclose the anticipated source of these payments.

The Risks You Face, page 19

Leverage will fluctuate between index..., page 22
12. Please revise to clearly identify the risk to an investor.

Investment Objective, page 28
13. Please disclose the basis for your belief that currencies associated with relatively high interest rates, on average, tend to rise in value relative to currencies associated with relatively low interest rates.

Index Calculation and Rules, page 30
14. The defined term "Settlement Date" does not appear to have a definition.
15. Please advise us of the term of currency futures contracts.
Since the contracts are rolled quarterly it appears that each contract must be for at least 3 months.

Conflicts of Interest, page 57

Relationship of the Managing Owner to the Commodity Broker, page
57
16. In the second paragraph please explain the meaning of a "round turn brokerage fee."
17. In the last paragraph of this section on page 58, please clarify whether any officers or employees of the Commodity broker currently serve as members of the United States commodities exchanges and/or serve on the governing bodies and standing committees of such exchanges.



Reports to Shareholders, page 63
18. In the last paragraph of this section on page 64, please disclose how you will inform shareholders of any changes in the fees paid by the Fund and the Master Fund.

Plan of Distribution, page 86
19. Please disclose that the initial purchaser is a statutory underwriter.

Financial Statements and Notes, pages 98 - 104

Note 4, Operating Expenses, Organizational and Offering Costs, pages
102 - 103

20. We note that all expenses incurred in connection with organization and offering of the shares of the fund and the master fund will be paid by the managing owner or Deutsche Bank AG and will be reimbursed by you. We also note on page 115 that you have incurred $2.3 million in organization costs through December 31, 2005 which were paid by Deutsche Bank AG. Please tell us how you will account for organization and offering costs in your financial statements. Refer to SAB Topic 5T.

DB Commodity Services LLC

21. Please update the financial statements in accordance with Rule
3-
12 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-1
22. Please expand to disclose the exemption relied upon in the transactions described in this section and the facts supporting your conclusion.

Exhibits
23. Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Mathew Maulbeck, Staff Accountant at 202-
551-
3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431
if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3852 with any other questions.

      Sincerely,



Michael McTiernan
Special Counsel

cc:	Michael J. Schmidtberger, Esq. (via facsimile)





Kevin Rich
Director and Chief Executive Officer
DB Currency Index Value Master Fund
April 11, 2006
Page 6